NCI Building Systems, Inc.

5020 Weston Parkway, Suite 400

Cary, North Carolina 27513

February 26, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Registration Statement on Form S-3

of NCI Building Systems, Inc.

File No. 333-229743

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, NCI Building Systems, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 10:00 A.M. (EST) on February 28, 2019, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling Morgan J. Hayes at (212) 909-6983.

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Very truly yours,

NCI Building Systems, Inc.

By:	/s/ Shawn K. Poe
Name: Shawn K. Poe
Title: Executive Vice President, Chief Financial Officer